Filed by Delwinds Insurance Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Delwinds Insurance Acquisition Corp.

Commission File No.: 001-39783

Date: March 1, 2022

On March 1, 2022, FOXO Technologies Inc., which is party to a previously disclosed Transaction Agreement, dated as of February 24, 2022, with Delwinds Insurance Acquisition Corp., among other parties, through its social media accounts, shared the following posts on Twitter and LinkedIn.

On March 1, 2022, FOXO Technologies Inc. sent the following Tweet under the Twitter handle @FOXO_Tech (https://twitter.com/foxo_tech):

• Historic Day for #teamfoxo! Check it out. http://foxotechnologies.com/investors #startup #insurtech

SEC Disclaimer: bit.ly/social-disclaimer

On March 1, 2022, FOXO Technologies Inc. added the following LinkedIn post:

• Historic Day for #teamfoxo! Check it out. http://foxotechnologies.com/investors #startup #insurtech

SEC Disclaimer: bit.ly/social-disclaimer

Filed by Delwinds Insurance Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Delwinds Insurance Acquisition Corp.

Commission File No.: 001-39783

Date: March 1, 2022

On March 1, 2022, Erin Sharoni, the Chief Product Officer of FOXO Technologies Inc., which is party to a previously disclosed Transaction Agreement, dated as of February 24, 2022, with Delwinds Insurance Acquisition Corp., among other parties, through her social media accounts, shared the following posts on Twitter and LinkedIn.

LinkedIn Share:

Tweet on Twitter:

Twitter Re-tweet of the @Bloomberg Tweet about their article on SPAC announcement: